Exhibit 1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:                                              NAME AND ADDRESS OF COMPANY

Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”)
Suite 400, 145 King Street East
Toronto, ON  M5C 2Y7

ITEM 2:                                              DATE OF MATERIAL CHANGE

November 19, 2008

ITEM 3:                                              NEWS RELEASE

A press release was issued by the Company on November 19, 2008.

ITEM 4:                                              SUMMARY OF MATERIAL CHANGE

The Company announced on November 19, 2008 that it had entered into an agreement with [redacted] (the “Lead Underwriter”), on behalf of a syndicate of underwriters (the “Underwriters”), under which the Underwriters will underwrite a private placement of 8 million units of the Company at a price of US$31.50 per unit for gross proceeds of US$252 million before the payment of commissions.  Each unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company, at a price of US$47.25 per share, at any time during the five-year term of the warrant.

ITEM 5:                                              FULL DESCRIPTION OF MATERIAL CHANGE

The Company entered into an agreement with the Lead Underwriter, on behalf of the Underwriters, under which the Underwriters will underwrite a private placement of 8 million units of the Company at a price of US$31.50 per unit.  Each unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company, at a price of US$47.25 per share, at any time during the five-year term of the warrant.

Agnico-Eagle also granted to the underwriters an underwriters’ option, exercisable at any time up to 24 hours prior to closing, to purchase up to an additional 1.2 million units at closing, at a price of US$31.50 per unit.  This option may be exercised on or before December 2, 2008.

As part of the private placement, an affiliate of Canada Pension Plan Investment Board  (the “Lead Purchaser”) agreed to purchase at least 4 million units (or such lesser number of units as agreed between the Lead Purchaser, the Lead Underwriter and the Company) and to purchase any additional units not purchased by other buyers.  The Lead Purchaser subsequently agreed to reduce its allocation to 3 million units in light of demand from other buyers.  As consideration for the Lead Purchaser’s commitment, the Company agreed to issue to the Lead Purchaser warrants entitling the holder to purchase 4 million common shares of the Company, at a price per share equal to the lesser of US$47.25 and 150% of the volume-weighted average trading price of the common shares on the New York Stock Exchange during the period from November 19, 2008 to the trading day immediately preceding the closing of the private placement.  These warrants will be exercisable at any time during their five-year term.

The Company expects to execute the underwriting agreement for the private placement on or about December 2, 2008.  The underwriters’ obligations thereunder will be terminable in certain events, including in the event that the Lead Purchaser withdraws its subscription or fails to subscribe for 3 million units.

The gross proceeds of the private placement will be approximately US$252 million ($289.8 million if the underwriters’ option is exercised in full).  The Company intends to use the net proceeds of the private placement for mine development and related capital expenditures, as well as for general corporate purposes.

The private placement is scheduled to close on or about December 3, 2008 and is subject to certain conditions, including normal regulatory approvals, including the approval of the Toronto Stock Exchange.

The securities will be sold on a private placement basis in Canada.  The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States, or to or for the account of U.S. persons, absent registration or an applicable exemption from the registration requirements.  This material change report does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful.

ITEM 6:                                              RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:                                              OMITTED INFORMATION

Not applicable.

ITEM 8:                                              EXECUTIVE OFFICER

The following senior officer of Agnico-Eagle is knowledgeable about the material change and this report:

R. Gregory Laing
General Counsel, Senior Vice President, Legal and Corporate Secretary
416-947-1212

ITEM 9:                                              DATE OF REPORT

DATED this 1st day of December, 2008.

(signed) R. Gregory Laing
R. Gregory Laing

Forward-Looking Statements

The information in this report has been prepared as at December 1, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “intend”, “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information.  Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The factors and assumptions of Agnico-Eagle contained in this news release which may prove to be incorrect include, but are not limited to, assumptions regarding business and market conditions, compliance with agreements and the satisfaction of conditions.

Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to changes in business and market conditions; failure to obtain necessary approvals or to satisfy conditions; the possibility that the underwriters’ option may not be exercised; and the possibility of the occurrence of events that may permit the underwriters of the private placement or the pension fund to terminate their agreements.  For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements.